UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  October 3, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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Crucell N.V.

Published: 08:00 02.10.2006 GMT+2 /HUGIN /Source:
Crucell N.V. /AEX: CRXL /ISIN: NL0000358562

Crucell Announces Acquisition of Berna Products Corp. from Acambis

Leiden, the Netherlands, October 2, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has completed the purchase of Florida-based Berna Products Corp. (BPC) from Acambis plc (LSE: ACM, NASDAQ: ACAM), and the consequential termination of the products distribution agreement between BPC and Crucell, for a total consideration of US$
16.5 million ((euro) 13 million).

BPC was originally established in 1990 by Berna Biotech AG, the Swiss vaccine company acquired by Crucell in February 2006. It was formed in order to market Vivotif, Berna's oral typhoid fever vaccine, in the US and Canada. The company was acquired by Acambis in 2003 and has since grown successfully, including Vivotif's gaining of market share in 2005 while its primary competitor was off the market. Revenues of US$ 6.8 million in 2004 increased to US$ 12.9 million in 2005, with profits of US$ 5.3 million. Vivotif has managed to retain part of the gained market share in the year-to-date, 2006.

"It makes good sense for Crucell to gain full control of Vivotif's sales in the US, which is the biggest market with the most attractive margins," said Crucell's CEO, Ronald H.P. Brus. "Further, BPC will now assume the role of our sales organization in the US. We intend to use the sales and marketing potential the company has already demonstrated so successfully with Vivotif as a platform for future growth in the US, including the potential launch of new products."

About Crucell

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

For further information please contact:

Crucell N.V.
Paul Vermeij

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718 p.vermeij@crucell.com
For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     October 3, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer